

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

<u>Via Facsimile</u>
Mr. Aditya Mittal
Chief Financial Officer
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

> **Re:** **ArcelorMittal**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 333-146371**

Dear Mr. Mittal:

We have reviewed your response letters dated June 23, 2011 and June 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements, page F-1

Note 19: Income Tax, page F-62

2. We note your response to comment three from our letter dated May 31, 2011. So that readers may better understand the implications of operating in jurisdictions with lower corporate income tax rates, please consider revising to provide a table (similar to that provided for your

permanent items on page F-63) identifying the countries which most significantly resulted in the $1.3 million tax benefit for 2010 presented in your income tax reconciliation on page F-62. For each of those countries, please tell us the 2010 statutory rate corporate income tax rate and the amount of taxable operating income (loss) generated during 2010.

Note 24: Contingencies, page F-78

3. We note your response to comment five from our letter dated May 31, 2011. Since your disclosure does not address the potential impact of unprovisioned litigation expense on your liquidity and financial condition, we believe it is unclear to investors if you considered the impact or not. To clarify your disclosures, please confirm that you will revise your future filings to disclose, if true, your conclusion that you believe it is highly unlikely that such an expense would have a material effect on your liquidity or financial condition.

4. We note your response to comment six from our letter dated May 31, 2011. You indicated at the end of your response that you determined provisions with respect to one matter previously included in the aggregate amount of "litigation" as of December 31, 2010 should have been included in the "other" category, the last line item of Note 20. You have proposed to correct this is future filings. Please confirm that when you correct this change in classification in future filings, you will clearly disclose the amounts involved and where the amounts were classified to and from during the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via Facsimile
      John D. Brinitzer, Esq
      Clearly Gottlieb Steen & Hamilton LLP